

December 27, 2013

<u>Via U.S. Mail</u>
Edward R. Cameron
President and Chief Executive Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517

>   **Re: Appliance Recycling Centers of America, Inc.**
>   **Form 10-K for Fiscal Year Ended December 29, 2012**
>   **Filed March 22, 2013**
>   **Form 10-Q for Fiscal Quarter Ended September 28, 2013**
>   **Filed November 7, 2013**
>   **File No. 0-19621**

Dear Mr. Cameron:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Note 1. Nature of Business and Basis of Presentation, page 36

1.   Please refer to ASC 810-10-15-14 and tell us the factors considered in determining that the AAP joint venture is a variable interest entity (VIE). Additionally, we note your disclosure that AAP is consolidated in your financial statements based on your ability to significantly influence the economic performance of the entity through your contractual agreement with GE. Please explain to us in detail with a view toward summary disclosure whether your variable interests in AAP provide you a controlling financial interest in AAP, which is the condition precedent to being the primary beneficiary and consolidator of the VIE. Refer to ASC 810-10-25-38 and 38A for guidance.

Additionally, please tell us your consideration of disclosing your methodology for determining that you are the primary beneficiary of the VIE, including, but not limited to, significant judgments and assumptions made.   As suggested in ASC 810-10-50-12, one way to meet this disclosure requirement would be to provide information about the types of involvements you consider significant, supplemented with information about how the significant involvements were considered in determining that you are the primary beneficiary.

Note 2. Significant Accounting Policies, page 37

2.   Please tell us your consideration of disclosing the types of expenses you include in cost of revenues and the types of expenses you include in selling, general and administrative expenses, including disclosure of the types of expenses included in the cost of processed metals from recycled appliances. As it relates to cost of retail revenues, please tell us your consideration of disclosing specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of retail revenues.

Revenue Recognition, page 39

3.   Please disclose your revenue recognition policy for appliance replacement programs where you recycle and replace old appliances with new energy efficient appliances. Please specify the timing of revenue recognition; e.g., at the time of collection of the old appliance and replacement with the new appliance or upon completion of the recycling of the old unit. Tell us whether the appliance replacement programs represent multiple element arrangements containing more than one unit of accounting pursuant to ASC 605-25 and how you arrived at your conclusion. If these programs have more than one unit of accounting, tell us and disclose how the overall arrangement consideration is measured and allocated to the separate units of accounting in the arrangement.

4.   Please explain to us the process by which you receive revenue for producing carbon offsets. Please explain to us the exact point in the process in which you record revenue.

5.   We note your disclosure of accrued rebate and incentive checks on page 42. Please tell us your consideration of disclosing: the nature of the rebate and incentive programs offered to customers; your accounting policy for each of these programs, including the Statements of Comprehensive Income line item in which the cost of these programs is included; and the timing of recognition of the rebates and incentives. If the rebates and incentives are treated as expenses rather than a reduction of revenues, please tell us the basis for such classification. Please refer to ASC 605-50-45.

Signatures, page 57

6.   Please refer to the Signature Page and General Instruction D to Form 10-K and provide conforming signatures in future filings. In this regard, please note the report should be signed on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report.

Form 10-Q for Fiscal Quarter Ended September 28, 2013

Note 10. Income Taxes, page 12

7.   Please reconcile for us your effective tax rate of 15% for the nine month period ended September 28, 2013 to your federal statutory tax rate. Please also refer to ASC 740-270-50-1 and tell us your consideration of disclosing in your interim financial statements the reasons for significant variations in the customary relationship between income tax expense and pretax income.

Note 12. Segment Information, page 14

8.   Please explain to us and tell us your consideration of discussing in Management's Discussion and Analysis of Financial Condition and Results of Operations the significant increase in unallocated corporate costs during the three and nine months ended September 28, 2013 as compared to the three and nine months ended September 29, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant